Exhibit 12.2

Fox Entertainment Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the years ended June 30,
	2004	2003	2002	2001	2000
EARNINGS:
Pretax income from continuing operations (before minority interest)	$2,187	$1,623	$1,020	$394	$269
ADDBACK:
Dividends received from affiliates	73	6	24	56	9
Amortization of capitalized interest	31	27	27	23	22
Fixed charges	259	229	351	427	384
Subtotal earnings	2,550	1,885	1,422	900	684
LESS:
Equity losses from affiliates	5	1	144	92	90
Earnings available for Fixed Charges	2,555	1,886	1,566	992	774
Interest on debt	$186	$174	$297	$376	$316
Capitalized interest	42	26	22	28	43
Interest element on rental expense	31	29	32	23	25
Total Fixed Charges	$259	$229	$351	$427	$384
RATIO OF EARNINGS TO FIXED CHARGES	9.86	8.24	4.46	2.32	2.02